08029884

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PNC Fund Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, 15th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

PROCESSED
APR 08 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
100

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Fund Distributor, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

Cynthia Marshall
Notary Public
Ohio
My Commission Expires 9/15/12

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
PNC Fund Distributor, Inc.

We have audited the accompanying statement of financial condition of PNC Fund Distributor, Inc. (a wholly-owned subsidiary of Foreside Financial Group, LLC), formerly Mercantile Investment Services, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PNC Fund Distributor, Inc. as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
March 27, 2008

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	494,187
Distribution fees receivable		92,187
Prepaid expenses		11,111
Other receivables		45,822
Total assets	$	643,307

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued distribution fees	$	490,243
Payable to affiliates		300
Accrued expenses		24,000
Total liabilities		514,543
Commitments and contingencies		
Stockholder's equity:		
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		128,763
Retained earnings		-
Total stockholder's equity		128,764
Total liabilities and stockholder's equity	$	643,307

See Notes to Financial Statements.

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Distribution fees	$ 1,070,832
Commissions	4,107
Base distribution fees	92,500
License and fees rebill	29,696
Other income	35,000
Total revenues	1,232,135
Expenses:	
Distribution expense	1,070,832
Commission expense	4,134
Administrative service fee to affiliate	90,422
Compensation and benefits	20,431
Professional fees	25,200
Licenses and fees	34,898
Intangibles tax	31,277
Other expenses	1,851
Total expenses	1,279,045
Loss before income taxes	(46,910)
Income tax benefit	(7,438)
Net loss	$ (39,472)

See Notes to Financial Statements.

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2006	$ 1	$ 299,999	$ 68,236	$ 368,236
Net loss			(39,472)	(39,472)
Dividend/distribution to Citi Fund Services, Inc.		(171,236)	(28,764)	(200,000)
Balance, December 31, 2007	$ 1	$ 128,763	$ -	$ 128,764

See Notes to Financial Statements.

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net loss	$ (39,472)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in distribution fees receivable	(5,842)
Decrease in prepaid expenses	27,638
Increase in other receivables	(23,498)
Increase in accrued distribution fees	145,270
Increase in payable to affiliates	14,870
Decrease in accrued expenses	(14,010)
Net cash provided by operating activities	104,956
Financing activities - dividend/distribution to Parent	(200,000)
Net decrease in cash	(95,044)
Cash, beginning of year	589,231
Cash, end of year	$ 494,187
Supplemental disclosure of cash flow data:	
Cash refund received Citigroup, Inc. during the year for income taxes	$ 21,395

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

PNC Fund Distributor, Inc. (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors LLC ("Foreside" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") (the successor organization to the National Association of Securities Dealers, Inc.).

On September 28, 2007, Foreside, a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the outstanding common stock of the Company under a purchase and sale agreement among Foreside and Citi Fund Services, Inc. ("Citi"), a Delaware corporation, which is a wholly-owned subsidiary of Citigroup, Inc. (the "Acquisition"). On that date, the Company changed its name from Mercantile Investment Services, Inc.

The Company serves as the distributor and underwriter for PNC Funds, Inc. as well as the PNC closed end funds (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds or from the sale of the Funds' shares. The sale of the Funds' shares are executed by third party broker-dealers.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have A Front-End Sales Charge," are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Certain commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as a selling broker-dealer.

Base distribution fees are fees earned from the Funds' investment advisor for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Note 2 - Summary of significant accounting policies (concluded):

Revenue recognition (concluded):

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Intangibles tax:

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the State of Ohio.

Income taxes:

Up to the date of the Acquisition, as described in Note 1, Citigroup, Inc. and its affiliates will file a consolidated Federal income tax return that includes the Company. Citigroup, Inc. apportioned Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. At the date of the Acquisition, the Company received cash consideration for the income tax benefit generated by its net loss.

Effective as of the date of the Acquisition, the Company will file its own Federal return and calculate income tax expense (credit) as a stand alone entity. The Company incurred a net loss from the date of the Acquisition. Since the Company became a limited liability company on January 1, 2008 (see Note 8), no deferred tax credit was recorded.

There are no state income taxes associated with the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 3 - Related party transactions:

Prior to the Acquisition, pursuant to a management agreement, Citi provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Citi charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

Since the Acquisition, Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

The aggregate administrative fee charged by Citi and Foreside amounted to $90,422 for the year ended December 31, 2007. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

The Company made a capital distribution to Citi Fund Services, Inc., on September 28, 2007 in the amount of $200,000.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2007, the Company had net capital of $71,831, which was $37,528 in excess of its minimum required net capital of $34,303. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 7.16 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Contracts:

The Company has an Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement shall continue through September 28, 2008. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds automatically for successive one-year terms. The Agreement is terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expenses (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides the Funds and the Funds' investment advisor with some or all of the marketing and sales support services set forth in the Distribution Services Agreement, as the parties agree from time to time. The Company shall be entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Services Agreement, based on the services selected by the Funds and/or the investment advisor from time to time. The revenue is realized as base distribution fees. The Distribution Services Agreement contains a fixed annual fee plus a variable portion if additional services are provided. The Distribution Services Agreement continues in effect until terminated by either party. In accordance with the Distribution Services Agreement, the Funds' investment advisor agrees that, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Distribution Services Agreement, the Funds' investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds which have 12b-1 distribution plans and a contingent deferred sales charge feature. During May 2004, the B shares closed. Under this agreement, the Company received consideration in a prior year from the third party financing agent in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Company from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers which is then remitted to the selling broker-dealers.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Subsequent event:

Effective January 1, 2008, the Company adopted a limited liability company agreement and became a disregarded entity for Federal income tax purposes. Accordingly, the Company changed its name to PNC Fund Distributor, LLC.

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:	
Total stockholder's equity	$ 128,764
Deductible nonallowable assets:	
Prepaid expenses	11,111
Other receivables	45,822
Total	56,933
Net capital	$ 71,831
Aggregated indebtedness - total liabilites	$ 514,543
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 34,303
Excess net capital	$ 37,528
Excess net capital at 1,000%	$ 20,377
Ratio of aggregate indebtedness to net capital	7.16 to 1

There are no material differences between net capital as shown above and the corresponding computation by the Company for inclusion in its unauditied amended Part IIA FOCUS Report filing as of December 31, 2007 that was filed on March 27, 2008.

See Report of Independent Public Accountants.

PNC FUND DISTRIBUTOR, INC.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
PNC Fund Distributor, Inc.

In planning and performing our audit of the financial statements of PNC Fund Distributor, Inc. (the "Company"), a wholly-owned subsidiary of Foreside Financial Group, LLC, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
March 27, 2008

END